UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 18, 2011

Commission File Number: 001-34423

CDC Software Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Unit 706-707, Building 9 No. 5 Science Park West Avenue Hong Kong Science Park Shatin, New Territories Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Changes in Registrant’s Certifying Accountant

     On November 10, 2011, Deloitte & Touche LLP (“Deloitte”) informed CDC
Software Corporation (the “Company”) of its resignation as the Company’s independent registered public accounting firm effective immediately.  In connection with its resignation, Deloitte informed management and the Board of the Company (the “Board”) that Deloitte would not rely upon representations of
Mr. Yip or those influenced or controlled by him, and that Deloitte, as the
Company’s independent auditor, was not sufficiently comfortable that Mr. Yip was not continuing to influence the operations, management and those persons in governance of the Company.  Deloitte also noted certain statements by persons formerly associated with the Company’s parent, CDC Corporation (“CDC”), including statements made by the former General Counsel of CDC at the time of his resignation, relating to CDC and the Company, that Mr. Yip was inappropriately influencing the business of CDC and to some degree, the Company.
 The Audit Committee of the Board directed the Company’s internal audit
Director, with the support of external legal counsel, to conduct an investigation regarding statements from the former General Counsel of CDC, though the investigation was not resolved at the time of Deloitte’s resignation.

     Deloitte has served as the Company’s independent registered public accounting firm since its initial public offering.  The Company will authorize
Deloitte to respond fully to inquiries of the successor accountant, when hired, concerning the foregoing events.

     Prior to resignation, Deloitte had communicated to management of the
Company and CDC  that the scope of Deloitte’s procedures to complete the audit of the Company and CDC’s financial statements would be expanded to cover the issues discussed in the Company’s October 20, 2011 Current Report on Form 6-K,
as well as to audit certain subsequent events and the impact thereof on the companies and their respective financial position.

     Other than as set forth above, there were (1) no disagreements with
Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Deloitte would have caused Deloitte to make reference to the subject matter of the disagreements in connection with its reports, and (2) no events of the type listed in paragraphs (A) and (D) of Item
304(a)(1)(v) of Regulation S-K.

     The audit reports of Deloitte for the years ended December 31, 2009 and
2008 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit, scope, or accounting principles.

     The Company provided Deloitte with a copy of the disclosures it is making in this Form 6-K prior to the time its Form 6-K was furnished to the Securities and Exchange Commission (the “SEC”).  The Company requested that Deloitte furnish a letter addressed to the SEC stating whether or not it agrees with the statements made herein.  A letter from Deloitte is filed as an Exhibit 99.1 hereto.

Mr. Yip’s Designation of Alternate

     On November 14, 2011, Mr. Yip appointed Dr. Wong Chung Kiu as his alternate, under Section 84(7) of the Company’s Memorandum and Articles of
Association, with respect to Mr. Yip’s directorship on the board of directors of
the Company, to act in his place at any meeting of the Board.   In the event
that (i) Dr. Wong is not in attendance at any particular meeting, or (ii) Dr.
Wong determines, in his sole discretion, that he has a conflict of interest with respect to a particular matter to be voted upon, Dr. Raymond Ch’ien would serve as Mr. Yip’s alternate in such instance.  As such, Dr. Wong, and Dr. Ch’ien under the circumstances described above, are authorized to cast Mr. Yip’s vote in such manner as they each determine, in his own discretion, is in the best interests of the Company and to act with due care, and to vote only on a fully informed basis.  Mr. Yip is not presently participating in the board meetings of the Company.  The appointment of an alternate is revocable at any time by Mr.
Yip.

Resignation of Officer

     Effective November 15, 2011, Mr. Bruce Cameron, the Company’s President,
has left the Company to pursue other opportunities.

Exhibit No.     Description
99.1            Letter from Deloitte & Touche LLP dated November 18, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Software Corporation

Date: November 18, 2011	By:	Wong Chung Kiu
	Name:	Wong Chung Kiu
	Title:	Interim Acting Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Letter from Deloitte & Touche LLP dated November 18, 2011